

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 14, 2015

Bess Audrey Lipschutz
Chief Executive Officer
Traqer Corp.
910 Sylvan Avenue, Suite 150
Englewood Cliffs, NJ 07632

> **Re: Traqer Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 4, 2015**
> **File No. 333-207552**

Dear Ms. Lipschutz:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your response to prior comment 1 that you continue to assert that you are not a shell company.  Notwithstanding this, we are not persuaded by the facts you presented that you are not a shell company.  Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets.  In this regard, we believe the activities noted in your response constitute nominal operations. Please disclose that you are, or may be deemed, a shell company and include appropriate risk factor disclosure addressing risks associated with that status.  We also reissue prior comment 2.

Prospectus Summary

Overview, page 5

2.      We note your response to prior comment 5 and your revised disclosure.  Please clarify in your disclosure whether the commitment to fund your planned operations for the next 12 months is binding or whether it is within the sole discretion of your officers to provide such funds.  Also, file a written description of the oral agreement as an exhibit.   Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Transactions with Related Persons, Promoters and Certain Control Persons, page 26

3.      We reissue prior comment 16, in part.  Please revise to disclose the related-party transactions with Perry Systems, Inc. in this section.  Also, we note from your response that Ms. Lipschutz and Ms. Frommer are developing the volunteer management system software as employees of the company.  Please include the shares issued to Ms. Lipschutz and Ms. Frommer in the summary compensation table or advise why this is not required.  Finally, revise the disclosure in this section to avoid any implication that the software has been completed.

        You may contact Juan Migone, Senior Staff Accountant, at (202) 551-3312, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in his absence, me at (202) 551-3456, with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs for

                                                Matthew Crispino
                                                Attorney-Advisor
                                                Office of Information Technologies
                                                and Services

cc:     Gregg Jaclin
        Szaferman, Lakind, Blumstein & Blader, P.C.